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Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

August 18, 2023

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Peter McPhun

Re:	Safe & Green Development Corp
Amendment No. 5 to Form 10-12B
Filed August 10, 2023
File No. 001-41581

Dear Mr. McPhun:

On behalf of our client, Safe & Green Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 14, 2023 (the “Comment Letter”), relating to the above-referenced Amendment No. 5 to Registration Statement on Form 10-12B (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 6”).

Set forth below is the comment and caption from the Comment Letter. Immediately following the comment is the Company’s response to that comment in bold.

Amendment 5 to Form 10 filed August 10, 2023

Unaudited Pro Forma Financial Statements, page 35

1.	Please expand your disclosure to include a more robust discussion of each adjustment made in your pro forma financial statements. For example, we note your pro forma statements of operations and balance sheet include adjustments to reflect stock compensation expense related to the issuance of RSUs. Please expand your disclosure to include a discussion of when the RSUs were issued, the vesting terms, the fair value and the amortization period as applicable. Additionally, for any net adjustments reflected in your pro forma financial statements, please disclose the disaggregated gross amount of each adjustment in the appropriate footnote.

Response:

In response to the Staff’s comment, the Company has expanded the footnotes to the pro forma financial statements to include a more robust discussion of each adjustment made in such pro forma financial statements.

* * *

United States Securities

and Exchange Commission

August 18, 2023

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow